COMMENTS RECEIVED ON 04/13/2018

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity International Credit Central Fund

POST-EFFECTIVE AMENDMENT NO. 33

FIDELITY GARRISON STREET TRUST (File Nos. 033-09148 and 811-04861)

Fidelity VIP Investment Grade Central Fund

POST-EFFECTIVE AMENDMENT NO. 96

FIDELITY HANOVER STREET TRUST (File Nos. 002-77571 and 811-03466)

Fidelity Emerging Markets Debt Central Fund

POST-EFFECTIVE AMENDMENT NO. 55

Fidelity International Credit Central Fund and Fidelity VIP Investment Grade Central Fund

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(b), Instruction 2.

Fidelity International Credit Central Fund and Fidelity Emerging Markets Debt Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for each fund.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity International Credit Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may also invest a portion of the fund's assets in hybrid and preferred securities.”

C:

The Staff requests we explain what hybrids securities are in this section.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes and any investments in such securities by the fund are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. We note, however, that additional disclosure regarding hybrid securities is contained in the fund’s Statement of Additional Information.

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of each fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

Fidelity International Credit Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether the fund invests in commercial mortgage-backed securities, residential mortgage-backed securities, and/or asset-backed securities. If so, the Staff requests we disclose in the strategy section and provide a corresponding risk.

R:

The fund does not currently invest in commercial mortgage-backed securities, residential mortgage-backed securities, and/or asset-backed securities.

Fidelity International Credit Central Fund and Fidelity Emerging Markets Debt Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosures are appropriate.

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes.”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity VIP Investment Grade Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current risk disclosure is appropriate.

Fidelity VIP Investment Grade Central Fund and Fidelity Emerging Markets Debt Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

(Example from Fidelity VIP Investment Grade Central Fund)

“In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in debt securities by investing in other funds.”

C:

The Staff requests we move language like the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, the funds believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity VIP Investment Grade Central Fund and Fidelity Emerging Markets Debt Central Fund

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain whether each fund invests in residential mortgage-backed securities, commercial mortgage-backed securities, and/or asset-backed securities. If so, the Staff requests we explain whether each fund considers these to be liquid investments.

R:

The Emerging Markets Debt Central Fund does not currently invest in commercial mortgage-backed securities, residential mortgage-backed securities, and/or asset-backed securities. Regarding VIP Investment Grade Central Fund, each security in the fund’s portfolio is subject to classification pursuant to approved liquidity procedures.

Fidelity Emerging Markets Debt Central Fund

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. We note, however, that additional disclosure regarding hybrid securities is contained in the fund’s Statement of Additional Information.